Exhibit 1.01

Conflict Minerals Report

Introduction of Applicability
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, this report has been prepared for the reporting period January 1, 2014 to December 31, 2014 (Reporting Period).

Halliburton Company (the Company or Halliburton) is a leading provider of services and products to the oil and natural gas industry. Halliburton has significant manufacturing operations in various locations, including the United States, Canada, China, Malaysia, Singapore, and the United Kingdom. The products that were manufactured, or contracted to be manufactured, contain one or more of tantalum, tin, tungsten, and gold (3TG) during the Reporting Period from the following product service lines: Completion Tools, Wireline and Perforating, Cementing, Baroid, Production Enhancement, Sperry Drilling, Artificial Lift, Drill Bits and Services, Production Solutions (formerly Boots & Coots), and Testing and Subsea.

Halliburton has conducted a reasonable country of origin inquiry (RCOI) among our suppliers on the source and chain of custody of certain minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company (the Products) during the Reporting Period to determine whether they originated from the Democratic Republic of the Congo (DRC) or an adjoining country. Based upon the results of its RCOI and due diligence conducted, Halliburton has concluded that the Products are “DRC conflict undeterminable” for the Reporting Period.

This Conflict Minerals Report was not subject to an independent private sector audit per Item 1.01 of Form SD, paragraph (c)(1)(iv).

Reasonable Country of Origin Inquiry (RCOI)
The RCOI for the Reporting Period was designed in accordance with the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Framework). The electronic inquiry includes standardized questions from the Conflict Minerals Reporting Template (CMRT) that Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) developed. The suppliers can either respond to our RCOI online or return the completed CMRT.

The suppliers were selected in good faith based on the following criteria:

•	Products supplied to Halliburton plants within the Reporting Period;

•	Harmonized Tariff Codes of supplied products that may contain metal;

•	Product sales only from Halliburton procurement plants to third party customers; and

•	Halliburton newly acquired manufacturers with the reporting obligations pursuant to Rule 13p-1 under the Securities Exchange Act of 1934.

Halliburton’s supply chains are diverse between product service lines. Most of our products, except for one type of product Drill Bits and Services purchases, are many tiers removed from the smelters. To determine whether any 3TG were sourced from the DRC or an adjoining country, we relied on our direct suppliers responding with accurate smelter identification information.

Due Diligence Process
In accordance with the OECD Framework, Halliburton has exercised due diligence on the source and chain of custody of conflict minerals as defined by Section 1502 of the Dodd-Frank Act.

Conflict-Free Sourcing Procurement Standard
The Conflict-Free Sourcing Procurement Standard, which has been published internally, is applicable to our global operations, including procurement. To support conflict-free sourcing of 3TG, our conflict minerals programs include:

•	Collaborative team efforts among manufacturing centers, procurement, material management, and the legal department to track 3TG purchased and built into our Products;

•
Year over year, improving Halliburton’s capability to report the country of origin of 3TG in our Products by conducting an annual RCOI to suppliers and by requiring suppliers to provide CMRT information as a contractual obligation in supply contracts;

•	Educating 3TG suppliers through Halliburton’s RCOI to take reasonable steps and make good faith efforts to conduct due diligence on the materials supplied to Halliburton;

•	Supporting industry initiatives such as the Conflict-Free Smelter Program to identify smelters and refiners and audit them to determine whether they are conflict-free; and

•
Ultimately purchasing from conflict-free sources. There are many stakeholders that are dependent directly or indirectly on legal mining operations in the DRC or an adjoining country which are not benefiting armed groups in that region.

Continuous improvement in understanding 3TG sources for our Products
Our due diligence measures during the Reporting Period focused on identifying whether any smelters in our supply chain are purchasing 3TG from the DRC or an adjoining country, and whether the smelters have been verified compliant with the Conflict-Free Sourcing Program (CFSP) or an equivalent third-party audit program such as the London Bullion Market Association. More suppliers responded to our RCOI by submitting CMRT with smelter information than what we received in the previous year. However, many suppliers provided responses with smelter information based on a company or divisional level, rather than a product level specific to the materials and components we use. As such, Halliburton was unable to identify all smelters in the supply chain for the Products we sold in the Reporting Period.

Risk identification and strategies to respond to identified risks
Halliburton continues its efforts towards a "DRC conflict free" supply chain. More communication and education sessions have supplemented our annual RCOI with the suppliers regarding our conflict minerals program. We have identified suppliers with potential conflict minerals risks and are performing further due diligence measures to mitigate these risks. In addition, our standard Master Purchase Agreement template has been amended to include conflict-free sourcing and disclosure requirements.

Conflict-Free Sourcing Initiative (CFSI) membership
Halliburton is a member of CFSI, along with approximately 200 other member companies and associations from seven different industries, contributing to a range of tools and resources including the CFSP. The number of smelters and refiners that have undergone assessment through the CFSP has increased significantly during the Reporting Period.

Inherent Limitations on Due Diligence Measures
As a downstream purchaser of conflict minerals, Halliburton’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Halliburton has undertaken measures to verify responses and minimize these limitations.

Determination
As a result of our RCOI and due diligence processes, Halliburton has concluded that the Products are “DRC conflict undeterminable” for the Reporting Period. A substantial percentage of selected suppliers confirmed that their supply to Halliburton did not contain conflict minerals originating from the DRC or an adjoining country. Halliburton did, however, receive some incomplete responses from those surveyed. Some suppliers were unable to determine if they had provided conflict minerals originating from the DRC or an adjoining country and other suppliers did not respond. Additionally, we determined that certain smelters identified by our suppliers' responses purchase 3TG from the DRC or an adjoining country (see Annex I). While these smelters have been verified compliant with the CFSP, the information provided by these smelters wasn't at a product level specific to the materials and components we use. As such, Halliburton does not have sufficient information to determine all smelters and refiners in our supply chain, as well as the country of origin of the 3TG or other conflict minerals. The countries of origin for the Products purchased by the identified smelters are listed in Annex II.

Prospective Measures
Halliburton will take the following measures to enhance its due diligence on the source and chain of custody of conflict minerals and to mitigate the risk that its necessary conflict minerals benefit armed groups in the DRC or an adjoining country:

•	Enhance the good faith vendor selection and RCOI process with part level response requirements from 3TG suppliers;

•	Provide assistance and education for direct suppliers’ conflict minerals programs, so the compliance requirements can escalate down to more tiers of our supply chain;

•	Support industrial efforts, including CFSP, to conduct smelter assessments;

•	Continue obtaining correct smelter and refiners' information from the direct suppliers;

•	Request identified non-CFSP compliant smelters in our supply chain to perform smelter assessments; and

•	Require suppliers to terminate non-CFSP compliant smelters if the smelters refuse proceeding with the CFSP assessments.

Reference:
The OECD Framework can be found at: http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

ANNEX I

3TG	Smelter Name	Country of Smelter or Refiner
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan
Gold	Rand Refinery (Pty) Ltd	South Africa
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	China
Tantalum	Conghua Tantalum and Niobium Smeltry	China
Tantalum	Duoluoshan	China
Tantalum	F&X Electro-Materials Limited	China
Tantalum	Global Advanced Metals Boyertown	United States
Tantalum	H.C. Starck Co., Ltd.	Thailand
Tantalum	H.C. Starck GmbH Goslar	Germany
Tantalum	H.C. Starck GmbH Laufenburg	Germany
Tantalum	H.C. Starck Smelting GmbH & Co.KG	Germany
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd	China
Tantalum	Jiujiang Tanbre Co., Ltd.	China
Tantalum	KEMET Blue Metals	Mexico
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China
Tantalum	Tantalite Resources*	South Africa
Tantalum	Ulba	Kazakhstan
Tantalum	Zhuzhou Cement Carbide	China
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Thaisarco	Thailand
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd.	Vietnam
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China
* According to the CFSI, it is no longer an operating smelter. Halliburton believes it is out of our supply chain as of December 31, 2014.

ANNEX II

Angola	Madagascar
Argentina	Malaysia
Australia	Mongolia
Austria	Mozambique
Belgium	Myanmar
Bolivia	Namibia
Brazil	Netherlands
Burundi	Nigeria
Canada	Peru
Central African Republic	Portugal
Chile	Republic of Congo
China	Russia
Colombia	Rwanda
Côte D'lvoire	Sierra Leone
Czech Republic	Singapore
Djibouti	Slovakia
Egypt	South Africa
Estonia	South Korea
Ethiopia	South Sudan
France	Spain
Germany	Suriname
Guyana	Switzerland
Hungary	Taiwan
India	Tanzania
Indonesia	The Democratic Republic of Congo
Ireland	Uganda
Israel	United Kingdom
Japan	United States of America
Kazakhstan	Vietnam
Kenya	Zambia
Laos	Zimbabwe
Luxembourg